Exhibit 99.1

Cenovus releases 2019 environmental, social & governance report

Report highlights work done to establish bold ESG targets

Calgary, Alberta (July 14, 2020) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has published its 2019 environmental, social & governance (ESG) report. In 2019, the company conducted a formal materiality assessment to identify the four ESG focus areas that are most impactful to its business. The company then engaged in a rigorous process that involved work with external ESG consultants and included robust scenario analysis to establish ambitious targets for greenhouse gas (GHG) emissions. Cenovus also set bold targets in its three other key ESG focus areas: Indigenous engagement, land & wildlife and water stewardship. The ESG targets were announced January 9, 2020 and Cenovus continues to work on the plan for pursuing these targets over the next decade.

“This past year was an important one for Cenovus as we continue to integrate sustainability into our strategy and business decisions,” said Alan Reid, Cenovus Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel. “Building on our long track record for sustainable development, we laid the foundations to establish meaningful targets in the four ESG areas that are most impactful to our business and stakeholders and are aligned with the priorities of our five-year business plan. We also did the hard work required to ensure we’ve adopted the most widely recognized reporting standards for our industry in our 2019 ESG report.”

In this report, Cenovus has transitioned its approach to further align with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD) and, new this year, to follow the standards established by the Sustainability Accounting Standards Board (SASB). The report also incorporates references to the United Nations Sustainable Development Goals (SDGs).

Other 2019 ESG highlights:

•	Incorporated Cenovus’s four ESG focus areas into the company’s capital allocation framework

•	Continued to advance safety culture at Cenovus, achieving the second lowest total recordable injury frequency in company history

•	Established a Sustainability Advisory Council of senior Cenovus leaders from key areas of the company’s business to advise on sustainability initiatives

•	Laid the groundwork for Cenovus’s unprecedented $50 million Indigenous Housing program, announced on January 30, 2020

•	Advanced the work of the company’s Indigenous Inclusion Advisory Committee

•	Launched a new diversity and inclusion training program and extended mental health benefits which are the best-in-class for corporations in Canada

Advisory

Forward-looking Information

This document contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied.

Forward-looking information in this document includes statements about pursuing and achieving targets, commitments and ambitions for our ESG focus areas. Please refer to the advisory contained in our January 9, 2020 news release announcing our ESG targets and ambitions for a description of the assumptions made in respect of our ESG targets and ambitions, as well as a description of certain risks and uncertainties that could impact these targets and ambitions.

Additional information about risks, assumptions, uncertainties and other factors that could influence Cenovus’s actual results is provided in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2019 and its MD&A for the period ended March 31, 2020 as well as its Annual Information Form and Form 40-F for the year ended December 31, 2019 (all available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus's website at cenovus.com).

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. We are committed to maximizing value by sustainably developing our assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance (ESG) considerations into our business plans.

Our operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface using a technique called SAGD. We also have conventional crude oil, natural gas and natural gas liquids assets in Alberta and British Columbia as well as 50 percent interest in two U.S. refineries operated by Phillips 66. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS: Investors Investor Relations general line 403-766-7711	Media Media Relations general line 403-766-7751

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